UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pfeiffer, Jane C.

   90 Field Point Circle
   Greenwich, CT  06830
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   September 30, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |      |    |                  |   |           |447                |D     |                           |
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Common Stock                 |      |    |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock                 |      |    |                  |   |           |376                |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Option (2)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |94   |04   |            |       |       |            |   |            |
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Option (2)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |95   |05   |            |       |       |            |   |            |
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Option (2)              |43.125  |     |    |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |97   |07   |            |       |       |            |   |            |
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Common Stock Units (3)  |1-for-1 |     |    |           |   |     |     |Common Stock|8,900  |(3)    |8,900       |D  |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule
16b-3.
2. Stock options (represents a right to buy Ashland common stock) granted pursuant to Ashland's Deferred
Compensation and Stock Incentive Plan for Non-Employee
Directors.
3. Common Stock Units acquired pursuant to the termination of Ashland's Director Retirement Plan and held in Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors as of 9-30-97, payable in cash or stock upon termination of service, and exempt under Rule 16b-3. SIGNATURE OF REPORTING PERSON
David L. Hausrath for Jane C. Pfeiffer/ POA dated 9-24-96
DATE
October 20, 1997